Exhibit 99.1

Central Fund of Canada Limited Announces Appointment of Barry Cooper as an Independent Director

(November 30, 2015) – Central Fund of Canada Limited (“Central Fund”) (Symbols: NYSE MKT - CEF, TSX - CEF.A and CEF.U) today announced that its Board of Directors has been increased from seven to eight and that Barry Cooper has been appointed as an independent Director. Mr. Cooper has also agreed to become a member of the Audit Committee in the place of Glenn Fox, who will continue as Lead Director and a member of the Corporate Governance Committee.

Mr. Cooper holds a Bachelor of Science Degree in Earth Science from the University of Waterloo and a Master of Business Administration (MBA) from the University of Saskatchewan. He recently retired from Canadian Imperial Bank of Commerce as a Mining Analyst, specializing in precious metals companies. From 1996 to 2013, he was variously Director, Executive Director and Managing Director of CIBC Mining Equities Research. He achieved Brendon Wood’s first place ranking for precious metals analysts in 2011 and 2012, second place ranking from 2008 to 2010 and third place from 2005 to 2007 within a peer group of over 50 competitors in North America. He has advised institutional investors and others on valuations and equity market movements and has marketed written research and knowledge in the sector to investors across the globe. His earlier background includes many years as a professional geologist and he is a member of the Professional Engineers of Saskatchewan.

Glenn Fox, Lead Director, commented: “Central Fund is delighted to welcome Mr. Cooper, who brings specialized knowledge and skills to the Board. His extensive rapport with industry specialists and precious metals investors should serve the Corporation well.”

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At November 27, 2015, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878